UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14F-1

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER

                       MICRO INTERCONNECT TECHNOLOGY, INC.
        (Exact name of registrant as specified in its corporate charter)

                         Commission File No.: 000-50895
                                              ---------

                 Nevada                                         02-0497440
      ------------------------------                        --------------------
      (State or other jurisdiction of                       (I.R.S. Employer
      Incorporation or Organization)                        Identification No.)


       936A Beachland Boulevard, Suite 13
                Vero Beach, FL                                      32963
      ----------------------------------------                    ----------
      (Address of Principal Executive Offices)                    (Zip Code)

                                 (772) 231-7544
                                 --------------
              (Registrant's telephone number, including area code)

                                       N/A
          (Former name or former address, if changed since last report)

                                October 21, 2004

                       MICRO INTERCONNECT TECHNOLOGY, INC.

                              INFORMATION STATEMENT
                        PURSUANT TO SECTION 14(F) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                      AND RULE 14F-1 PROMULGATED THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED FOR INFORMATIONAL PURPOSES ONLY. NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO SEND A PROXY TO THE COMPANY.

                                  INTRODUCTION

      This Information Statement is being furnished to stockholders of record as of October 18, 2004 of the outstanding shares of common stock, par value $0.001 (the "Common Stock") of Micro Interconnect Technology, Inc., a Nevada corporation (the "Company"), pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and Rule 14f-1 thereunder, in connection with the issuance of certain shares of Common Stock pursuant to a Share Exchange Agreement (the "Exchange Agreement") dated as of September 29, 2004, by and among the Company, Lanbo Financial Investment Company Group Limited, a company incorporated under the laws of the British Virgin Islands ("Lanbo"), the stockholders of Lanbo (the "Lanbo Stockholders'), and Keating Reverse Merger Fund, LLC, a Delaware limited liability company ("KRM Fund"). The Exchange Agreement was subsequently amended on October 18, 2004 (the "Amendment"). All references herein to the Exchange Agreement shall mean the Exchange Agreement as amended by the Amendment.

      The Exchange Agreement provides that the Company's current sole director and officer, Kevin R. Keating, shall resign effective as of the Closing Date (as defined in the Exchange Agreement) and that the Company shall appoint Pingji Lu, Xiaohong Feng, Yaru Du and Genxiang Xiao as the directors of the Company. Effective as of the Closing Date, Pingji Lu will become the Chairman, Xiao Genxiang will become Chief Executive Officer and President, Zhiyong Shi will become Vice President, Xuesong Li will become Secretary, and Yulong Wan will become Chief Financial Officer. The Company will, to the extent permitted by applicable law, secure the resignation of, or remove, Kevin R. Keating as the existing sole director and officer so as to enable the above persons to be appointed as directors and officers in accordance with the Exchange Agreement. Kevin R. Keating has indicated his intent to resign on the Closing Date.

      This Information Statement is being furnished pursuant to Section 14(f) of the Exchange Act, and Rule 14f-1 promulgated thereunder.

      No action is required by the stockholders of the Company in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to the Company's stockholders of record of the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of the Company's directors occurs (otherwise than at a meeting of the Company's stockholders). Accordingly, the closing of the transactions contemplated under the Exchange Agreement ("Closing") and the resulting change in a majority of the Company's directors will not occur until at least 10 days following the mailing of this Information Statement, which will be mailed to the Company's stockholders of record on or about October 21, 2004.

                     PROPOSED CHANGE IN CONTROL TRANSACTION

      On September 29, 2004, the Company entered into the Exchange Agreement, which provides that, on the Closing Date, the Company will acquire all of the outstanding capital stock of Lanbo in exchange for the Company's issuance to the Lanbo Stockholders of 19,285,714 shares of the Company's Common Stock. Immediately following the Closing, Lanbo stockholders will own 88.5% of the issued and outstanding shares of the Company's Common Stock.

      Immediately following the Closing, the Company will issue an additional 13,928,571 shares of Common Stock to various individuals and entities (the "New Stockholders") who have provided consulting, legal and advisory services to Lanbo (the "Post Transaction Issuance").

      Following the Post Transaction Issuance, the Company will have a total of 35,714,285 shares of its Common Stock outstanding. Lanbo Stockholders will own approximately 54.0% of the outstanding shares of the Company's Common Stock, the current stockholders of the Company prior to the Transaction will own approximately 7.0% of the outstanding shares of the Company's common stock, and the New Stockholders will own approximately 39.0% of the issued and outstanding shares of the Company's Common Stock.

      Effective as of the Closing, Kevin R. Keating will resign as sole director of the Company, and the newly-appointed board of directors of the Company will consist of Pingji Lu, Xiaohong Feng, Yaru Du and Genxiang Xiao ("Management Members"). Three director positions will remain vacant following the Closing, but these vacant positions are expected to be filled within thirty (30) days following Closing. Pursuant to the Exchange Agreement and a certain Voting Agreement, one of the vacant director positions will be filled by a person designated by KRM Fund, which person shall be an independent director and a financial expert, qualified and available to serve on the Company's audit and compensation committee, and otherwise acceptable to the Lanbo Stockholders ("KRM Fund Designee"). Under the terms of the Voting Agreement, the Lanbo Stockholders and New Stockholders have agreed to vote their shares of the Company's Common Stock to elect the KRM Fund Designee to the Company's board for a period of one year following the Closing. Under the terms of the Exchange Agreement, the remaining two vacant director positions will be persons selected by the Management Members and will be an independent director.

      The Company's completion of the transactions contemplated under the Exchange Agreement are subject to the satisfaction of certain contingencies including, without limitation, Lanbo's delivery of audited and proforma financial information acceptable to the Company, and compliance with regulatory requirements. The sole director of the Company has approved the Exchange Agreement and the transactions contemplated thereunder. The directors and stockholders of Lanbo have approved the Exchange Agreement and the transactions contemplated thereunder.

         A copy of the Exchange Agreement has been filed as Exhibit 2.1 to the Form 8-K filed by the Company on October 4, 2004. A copy of the Amendment has been filed as Exhibit 2.1 to the Form 8-K filed by the Company on October 20, 2004.

                                VOTING SECURITIES

      The Company's Common Stock is the only class of equity securities that is currently outstanding and entitled to vote at a meeting of the Company's shareholders. Each share of common stock entitles the holder thereof to one vote. As of October 18, 2004, there were 2,500,000 shares of the Company's Common Stock outstanding.

                               COMPANY'S BUSINESS

      The Company is currently a public "shell" company with nominal assets, whose sole business has been to identify, evaluate and investigate various companies with the intent that, if such investigation warrants, a reverse merger transaction be negotiated and completed pursuant to which the Company would acquire a target company with an operating business, with the intent of continuing the acquired company's business as a publicly held entity.

                                LANBO'S BUSINESS

      Lanbo, a British Virgin Islands corporation, is an investment holding company headquartered in Xi'an, People's Republic of China ("PRC"). Lanbo, through its wholly owned subsidiary Xi'an Xinxing Real Estate Development Co., Ltd., also referred to as Xi'an Newstar Real Estate Development Co., Ltd. ("Xinxing"), is principally engaged in the construction, development and sale of residential real estate units in the PRC.

      Xinxing was established in May 1992 as a state-owned enterprise, whose former name was Xi'an New Star Group Real Estate Development Co. and was formerly subjected to the logistics department of LAN Zhou Military area of the People's Liberation Army of China. Xinxing was reorganized as a limited liability company with equity capital invested by management personnel in September 1999. In September 2003, Lanbo acquired 100% of the equity capital of Xinxing for $6,840,000 and, as a result, Xinxing was converted into a wholly foreign owned enterprise in compliance with PRC laws.

      While operated as a state-owned enterprise, Xinxing completed a number of significant real estate development and construction projects in Xi'an, including Xinxing Great Wall Building, Xinxing Residential Community, Xinxing Mansion and Xinxing Merchants Square. These projects were important in the professional development of Xinxing's management and personnel, but more importantly gave Xinxing a brand recognition in the Xi'an market, as well as a competitive regional priority in land investment.

      Xinxing has a leading position in the regional Xi'an real estate market and intends to continue to invest in the Xi'an market, as well as neighboring areas. Since 1999, Xinxing has completed a number of well-known real estate projects including:

      o Xinxing In Home Project. Residential community comprised of two separate 13-story buildings. Located at No. 88 Xingqing Road, Xi'an. This project was completed in October 2003, and over 85% of the residential space has been sold. Awarded `top ten innovative building" in a 2003 real estate survey of Shannxi province.

      o Xinxing Gang Wan Project. High-rise residential community providing residential units from one to three-bedrooms and ranging from 70 to 140 square meters. Located at No. 123 North Laodong Road, Xi'an. Project completed in June 2004. Nearly 70% of the residential space has been sold.

      o Xinxing Han Yuan Project. 28-story residential building located at No. 6 East Youyi Road, Xi'an. Project completed in December 2003. Nearly 99% of the residential space has been sold.

      o Famous Garden Project. Residential community located at No. 8 East Youyi Road, Xi'an. Project completed in April 2000. The building measures approximately 54,000 square meters and is completely sold.

      o Lidou Famous Garden Project. Residential community located at Mutou shi, South Street, Xi'an. Project completed in December 2002. The building measures approximately 8,000 square meters and is approximately 95% sold.

      Xinxing continues to pursue real estate development and construction projects and has several projects in progress.

      Lanbo intends to use the strength of its Xinxing real estate business to capitalize on the continued privatization trend in residential housing and other state-owned enterprises in the People's Republic of China. Management's experience in acquiring state-owned enterprises, coupled with greater access to the public capital markets, are expected to be a competitive advantage. Lanbo prefers to concentrate on the acquisition of additional state-owned and private enterprises, focusing on businesses engaged in technology, manufacturing, pharmaceuticals and infrastructure. Lanbo is currently reviewing and investigating a number of business acquisition opportunities.

                             DIRECTORS AND OFFICERS

      The following table sets forth the names, positions and ages of the Company's current executive officers and directors. All of the Company's directors serve until the next annual meeting of shareholders or until their successors are elected and qualify. Officers are elected by the board of directors and their terms of office are at the discretion of the board of directors.

        NAME                             AGE        POSITION    HELD SINCE
        ----------------              ---------    ----------   -----------

        Kevin R. Keating                 64         President,    2003 (1)
                                                    Secretary,
                                                    Treasurer,
                                                    Director

      (1) Kevin R. Keating became President, Secretary, Treasurer, and a director in November 2003.

      Kevin R. Keating, sole Director, President, Secretary and Treasurer, is an investment executive and for the past nine years has been the Branch Manager of the Vero Beach, Florida, office of Brookstreet Securities Corporation. Brookstreet is a full-service, national network of independent investment professionals. Mr. Keating services the investment needs of private clients with special emphasis on equities. For more than 35 years, he has been engaged in various aspects of the investment brokerage business. Mr. Keating began his Wall Street career with the First Boston Company in New York in 1965. From 1967 through 1974, he was employed by several institutional research boutiques where he functioned as Vice President Institutional Equity Sales. From 1974 until 1982, Mr. Keating was the President and Chief Executive Officer of Douglas Stewart, Inc., a New York Stock Exchange member firm. Since 1982, he has been associated with a variety of firms as a registered representative servicing the needs of individual investors.

                      COMMITTEES OF THE BOARD OF DIRECTORS

      The Company intends to form an audit committee shortly after the Closing Date. The Company's board of directors has determined that its members do not include a person who is an "audit committee financial expert" within the meaning of the rules and regulations of the SEC. The board of directors has determined that each of its members is able to read and understand fundamental financial statements and has substantial business experience that results in that member's financial sophistication. One of the director positions to be filled within 30 days of the Closing Date will be a director who is an "audit committee financial expert". Accordingly, the board of directors believes that each of its members have the sufficient knowledge and experience necessary to fulfill the duties and obligations that an audit committee would have.

      The Company does not have a standing compensation or nominating committee or committees performing similar functions because it has no meaningful operations and has no employees. The Company determined not to establish a nominating committee at this time in view of changes in the composition of the Board of Directors that will occur on the Closing Date. Previously, nominations were determined by the members of the then existing Board of Directors.

                        DIRECTOR AND OFFICER COMPENSATION

      The following table sets forth the compensation awarded by the Company for the fiscal year ended December 31, 2003 to the Company's named executive officers.

                                                                        LONG TERM COMPENSATION/
             NAME AND PRINCIPAL                  ANNUAL COMPENSATION/    SECURITIES UNDERLYING
                  POSITION             YEAR             SALARY                  OPTIONS          ALL OTHER COMPENSATION
         --------------------------- ---------  ----------------------- ------------------------------------------------
         Kevin R. Keating              2003              None                     None                    (1)
         President

      (1) On November 15, 2003, the Company issued Mr. Keating 137,175 shares of its common stock in consideration for services rendered by him.

      There was no other compensation paid to Kevin R. Keating during 2003 and 2004 in his capacity as an officer or director of the Company. There were no option grants to Kevin R. Keating during the fiscal year ended December 31, 2003, and no options were exercised by Kevin R. Keating during the fiscal year ended December 31, 2003.

                           NEW DIRECTORS AND OFFICERS

      The Exchange Agreement provides that, on the Closing Date, the current directors and officers of the Company shall resign and the Company shall appoint the following persons as executive officers and directors of the Company.

   NAME                AGE                      POSITION
   ----                ---                      --------

Pingji Lu              54      Chairman, Chief Executive Officer, President
                               and Director
Genxiang Xiao          42      Chief Executive Officer, President and Director
Zhiyong Shi            44      Vice President
Yulong Wan             41      Chief Financial Officer
Xuesong Li             46      Secretary
Xiaohong Feng          40      Director
Yaru Du                33      Director

      PINGJI LU, 54, currently serves as the President of Lanbo. Since 1998, Mr. Lu has been the President and General Manager of Xinxing, a company engaged in the development and sale of real estate in China. Mr. Lu received an architecture degree from Xi'an Army College in 1998 and an engineering degree from logistics Department of Lanzhou Military Area in 1995.

      GENXIANG XIAO, 42, has been Lanbo's Chief Executive Officer and President since October 2003. Prior to that, he acted as the director and vice general manager of Xinxing from January 1999 to September of 2003. In 1981, he studied in Xi'an Senior Electric College majoring in electricity. From 1998 to 2001, he studied in Xi'an Jiaotong University and received an MBA in 2001.

      ZHIYONG SHI, 44, has been the Vice President of Lanbo since March of 2004. From 1999 to March 2004, he had been the teaching affairs director of Shaanxi Institute of Political and Law Administration Cadres. From 1978 to 1982, he studied in Shaanxi Normal University majoring in linguistics, receiving a B.A.

      YULONG WAN, 41, has been Chief Financial Officer of Lanbo since October 2003. Prior to that, from 1999 through October 2003, he was the Chief Financial Officer of Xi'an Royal Castle Hotel. Mr. Wan received a Bachelor degree from Shanghai Institute of Construction Material, where he majored in Accounting. From 1997 to 2001, he studied in Xi'an Jiaotong University and received an MBA. Mr. Wan also is a Certified Public Accountant and Senior Accountant in China.

      XUESONG LI, 46, has been the Secretary of Lanbo and the chief executive of human resources since October 2003. From January 1999 through October 2003, he worked for Xinxing holding various positions including president assistant and manager of the human resource department. Mr. Li holds a Bachelor Degree from China Penal Police College, where he studied trace detection, and a Bachelor Degree from Xi'an Police College of P.L.A., where he studied politics.

      XIAOHONG FENG, 40. Mr. Feng has been the director and general manager of Xinxing since 2001. Mr. Feng was the general manager of Xi'an Honghua Decoration Industry Company from 1996 to 2001, a company engaged in the construction and decoration business. Mr.Feng holds a Masters in architecture from Xi'an Architecture Science and Technology University.

      YARU DU, 33, currently serves as a financial manager and director of Shaanxi Aidi Financial Investment Consulting Co., Ltd. ("Shaanxi Aidi"), a company that provides financial, investing and merger and acquisition consultation services. Ms. Du has been employed by Shaanxi Aidi since February, 2003. From January, 1999 through January, 2003, Ms. Du was a financial manager for Xianyang Pianzhuan Group Co., Ltd., a company that produces electronic components. Ms. Du studied finance and accounting for two years at Shaanxi Broadcast and Television University.

      Three director positions will remain vacant following the Closing, but these vacant positions are expected to be filled within thirty (30) days following Closing. Pursuant to the Exchange Agreement and the Voting Agreement, one of the vacant director positions will be filled by a person designated by KRM Fund, which person shall be an independent director and a financial expert, qualified and available to serve on the Company's audit and compensation committee, and otherwise acceptable to the Lanbo Stockholders ("KRM Fund Designee"). Under the terms of the Voting Agreement, the Lanbo Stockholders and New Stockholders have agreed to vote their shares of the Company's Common Stock to elect the KRM Fund Designee to the Company's board for a period of one year following the Closing. Under the terms of the Exchange Agreement, the remaining two vacant director positions will be persons selected by the Management Members and will be an independent director.

      To the Company's knowledge, none of the new officers or directors nor any of their affiliates currently beneficially owns any equity securities or rights to acquire any securities of the Company, and no such persons have been involved in any transaction with the Company or any of its directors, executive officers or affiliates that is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission, other than with respect to the transactions that have been described herein. To the best of the Company's knowledge, none of the new directors or officers have been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, or has been a party to any judicial or administrative proceeding during the past five years, except for matters that were dismissed without sanction or settlement, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

                              SECURITY OWNERSHIP OF
                    CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

      The following table sets forth certain information regarding the Company's Common Stock beneficially owned on October 18, 2004 for (i) each stockholder known to be the beneficial owner of 5% or more of the Company's outstanding Common Stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. At October 18, 2004, the Company had 2,500,000 shares of Common Stock outstanding.


               NAME OF BENEFICIAL OWNER                     AMOUNT OF BENEFICIAL           PERCENT OF BENEFICIAL
                                                                OWNERSHIP                       OWNERSHIP

 ----------------------------------------------------  -------------------------------  ----------------------------
Kevin R. Keating
936A Beachland Boulevard, Suite 13                            137,175(1)                         5.5%
Vero Beach, Florida 32963

Keating Reverse Merger Fund, LLC
5251 DTC Parkway, Suite 1090                                2,000,000(2)                        80.0%
Greenwood Village, Colorado 80111

All Executive Officers and Directors as a group               137,175                            5.5%

      (1) Kevin R. Keating is not affiliated with and has no equity interest in Keating Reverse Merger Fund, LLC and disclaims any beneficial interest in the shares of the Company's Common Stock owned by Keating Reverse Merger Fund, LLC.

      (2) Keating Reverse Merger Fund, LLC is not owned by or affiliated with Kevin R. Keating and disclaims any beneficial interest in the shares of the Company's Common Stock owned by Kevin R. Keating.

      The following table sets forth certain information regarding the Company's Common Stock beneficially owned on October 18, 2004 for (i) each stockholder known to be the beneficial owner of 5% or more of the Company's outstanding Common Stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, on a pro forma basis to reflect the transactions contemplated by the Exchange Agreement, including the Post Transaction Issuance. Unless otherwise indicated, each person in the table will have sole voting and investment power with respect to the shares shown after thE consummation of the transactions contemplated by the Exchange Agreement.

      Pursuant to the Exchange Agreement, the Company will issue 19,285,714 shares of Common Stock to the Lanbo Stockholders. Under the Post Transaction Issuance, the Company will issue an additional 13,928,571 shares of Common Stock to the New Stockholders.

      As a result, following the Closing and Post Transaction Issuance, the Company will have a total of 35,714,285 shares of its Common Stock outstanding. Lanbo Stockholders will own approximately 54.0% of the outstanding shares of the Company's Common Stock, the current stockholders of the Company prior to the Transaction will own approximately 7.0% of the outstanding shares of the Company's common stock, and the New Stockholders will own approximately 39.0% of the issued and outstanding shares of the Company's Common Stock.

                                                       AMOUNT OF           PERCENT OF
                                                       BENEFICIAL          BENEFICIAL
NAME OF BENEFICIAL OWNER                               OWNERSHIP           OWNERSHIP
----------------------------------------------------------------------------------------------------
Pingji Lu (1)                                          17,206,714(2)       48.18%

Genxiang Xiao (1)                                       1,099,286           3.08%

Xiaohong Feng (1)                                         979,714           2.74%

Zhiyong Shi (1)                                                 0             --

 Yulong Wan (1)                                                 0             --

 Xuesong Li (1)                                                 0             --

 Yaru Du                                                2,857,143            8.0%
 Xinxing Mansion, 11th Floor
 88 Jianguo Road, Xi'an 710001

 To Yin Shing                                           2,857,143            8.0%
 Xinxing Mansion, 11th Floor
 88 Jianguo Road, Xi'an 710001

 Meiyi Xia                                              2,857,143            8.0%
 2416 Ravens Crest Drive
 Plainsboro, NJ 08536

 Kevin R. Keating                                         137,175           0.38%
 936A Beachland Boulevard, Suite 13
 Vero Beach, Florida 32963

 Keating Reverse Merger Fund, LLC                       2,000,000            5.6%
 5251 DTC Parkway, Suite 1090

 Greenwood Village, Colorado 80111
 All Executive Officers and Directors as a group       22,142,857(2)       62.00%


      (1) Address is c/o Lanbo Financial Investment Company Group, Ltd., 6 Youyi Donglu, Xinxing Hanyuan, Xi'an, P.R. China 710054.

      (2) Includes 13,145,143 shares of the Company's common stock held in a voting trust for the benefit of approximately 36 individuals under a Voting Trust Agreement dated September 28, 2004. The duration of the voting trust is ten years. Pingji Lu is the sole voting trustee and has the sole voting power over the shares held in the voting trust, but disclaims any beneficial interest in such shares.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      On June 10, 2004, the Company entered into a contract with Vero Management, L.L.C. ("Vero") for managerial and administrative services. Vero has not been engaged to provide, and Vero does not render, legal, accounting, auditing, investment banking or capital formation services. Kevin R. Keating is the manager of Vero. The term of the contract is for one year. In consideration of the services provided, Vero will be paid $1,000 for each month in which services are rendered.

      Kevin R. Keating, is the father of the principal member of Keating Investments, LLC. Keating Investments, LLC is the managing member of KRM Fund, which is the majority stockholder of the Company. Keating Investments, LLC is also the managing member and 90% owner of Keating Securities, LLC, a registered broker-dealer. Kevin R. Keating is not affiliated with and has no equity interest in Keating Investments, LLC, KRM Fund or Keating Securities, LLC and disclaims any beneficial interest in the shares of the Company's Common Stock owned by KRM Fund. Similarly, Keating Investments, LLC, KRM Fund and Keating Securities, LLC disclaim any beneficial interest in the shares of the Company's Common Stock currently owned by Kevin R. Keating.

      At or prior to the Closing, the Company will enter into a financial advisory agreement with Keating Securities, LLC under which Keating Securities, LLC will be compensated by the Company for its advisory services rendered to the Company in connection with the closing of the transactions contemplated under the Exchange Agreement. The transaction advisory fee will be $150,000, with the payment thereof being subject to the Closing. The financial advisory agreement also appoints Keating Securities, LLC as the Company's exclusive placement agent for private and public offerings of the Company's securities during the one year period following the Closing.

      On September 27, 2004, Lanbo entered into a contract with Aidi Financial Investment, Co., Ltd., a British Virgins Islands company ("Aidi") for consulting services, and assistance in executing a reverse merger with a U.S. publicly-traded company and raising capital. The term for this contract is two years, during which Lanbo may not retain any other financial consultants without Aidi's consent, except for Keating Securities, LLC. Meiyi Xia currently serves as director and president of Aidi and Yaru Du currently serves as director and financial manager of Aidi. While at the time Lanbo entered into this contract both Meiyi Xia and Yaru Du were not otherwise affiliated with Lanbo, Yaru Du will serve as a director of the Company subsequent to the Closing and Meiyi Xia and Yaru Du will each own approximately 8% of the Company's Common Stock following Closing.

      As compensation for Aidi's services rendered to Lanbo, Aidi and its designees (including Meiyi Xia and Yaru Du) will be issued 13,214,285 shares of the Company's Common Stock immediately after Closing representing approximately 37% of the outstanding shares of the Company's Common Stock. Aidi was paid a consulting fee in the amount of RMB 1,600,000 in connection with the transactions contemplated by the Exchange Agreement. Aidi will also act as an advisor to Lanbo following Closing and be entitled to a commission equal to 2% of the total amount of capital raised during the term of the Aidi agreement.


      On September 16, 2003, Lanbo acquired a 100% equity interest in Xinxing for a purchase price of $6,840,000. Lanbo paid Xinxing $1,080,000 of the purchase price to Xinxing during December 2003; however, none of these funds have been disbursed to Xinxing's former stockholders. Lanbo still owes $5,760,000 under the equity purchase agreement with Xinxing which is due December 31, 2004.

      The Lanbo stockholders acquired their 6,840,000 shares of Lanbo capital stock during November 2003. The aggregate purchase for these shares was $6,840,000, and the Lanbo stockholders paid for these shares by issuing promissory notes to Lanbo. The initial payment under the notes for $1,080,000 was made during November 2003. The remaining balance of $5,760,000 is due on December 31, 2004 and is secured by a pledge of the Lanbo shares issued to the Lanbo stockholders.

      Xinxing Construction & Engineering Co., Ltd. ("Xinxing Construction") is one of several construction companies that handle construction on property owned or developed by Xinxing. The construction contracts are negotiated at arms length and represent fair market value for the services being provided. Xinxing Construction was 80% owned by Xinxing, but that interest was sold by Xinxing to unrelated third parties in December 2000. Since 2001, Xinxing has awarded construction contracts, through the standard arms length bidding process, to Xinxing Construction for less than one-third of all development projects Xinxing has undertaken since 2001.

      Xi'an Xinxing Property Management Co., Ltd. ("Xinxing Property") handles all property management on property owned or developed by Xinxing. The transactions are negotiated at arms length and represent fair market value for the services being provided. Xinxing Property was wholly-owned by Xinxing, but Xinxing sold its equity interest to unrelated third parties in December 2000. Xinxing Property currently conducts approximately 60% of its business with Xinxing and the rest with local government-related projects.

             SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

      Section 16(a) of the Exchange Act requires the Company's directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company's equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company's securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Company's Common Stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file. Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to the Company, or written representations that no reports were required, the Company believes that for the fiscal year ended December 31, 2003 beneficial owners complied with Section 16(a) filing requirements applicable to them in that each officer, director and beneficial owner of 10% or more of the Company's securities filed a Form 3 with the SEC and has had no change of ownership since such filing. Each of such necessary filings, as required to be made, will be filed with the SEC after Closing of the transactions under the Exchange Agreement.

                              AVAILABLE INFORMATION

      Please read all the sections of the Information Statement carefully. The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended ("Exchange Act") and in accordance therewith, files reports, proxy statements and other information with the Securities and Exchange Commission. These reports, proxy statements and other information filed by the Company with the SEC may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of these materials may be obtained from the SEC's website at http://www.sec.gov.

                    INCORPORATION OF INFORMATION BY REFERENCE

      The following documents, which are on file with the Commission (Exchange Act File No. 000-50895) are incorporated in this Information Statement by reference and made a part hereof:

      (i) Annual Report on Form 10-KSB, for the fiscal year ended December 31, 2003.

      (ii) Current Report on Form 8-K filed March 12, 2004, announcing letter of intent to acquire Advanced Aluminium Group Ltd.

      (iii) Quarterly Report on Form 10-QSB for the quarter ended March 31,
            2004.

      (iv) Current Report on Form 8-K filed May 19, 2004, announcing termination of letter of intent to acquire Advanced Aluminium Group Ltd.

      (v) Current Report on Form 8-K filed June 10, 2004, announcing letter of intent to acquire Lanbo Financial Investment Company Group Ltd.

      (vi)  Quarterly Report on Form 10-QSB for the quarter ended June 30, 2004

      (vii) Registration of Securities Pursuant to Section 12(g) of the Exchange Act on Form 8-A12G filed August 9, 2004.

      (viii) Current Report on Form 8-K filed October 4, 2004, announcing execution of Share Exchange Agreement with Lanbo Financial Investment Company Group Ltd. and its stockholders and related change of control.

      (ix) Current Report on Form 8-K filed October 20, 2004, announcing execution of amendment to Share Exchange Agreement with Lanbo Financial Investment Company Group Ltd. and its stockholders.

      The financial statements of the Company, and management's discussion and analysis sections of the Form 10-KSB noted above are incorporated by reference.

      All documents filed by the Company with the Commission pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Information Statement and prior to the Effective Date shall be deemed to be incorporated by reference in this Information Statement and shall be a part hereof from the date of filing of such documents. Any statement contained in a document incorporated by reference in this Information Statement and filed with the Commission prior to the date of this Information Statement shall be deemed to be modified or superseded for purposes of this Information Statement to the extent that a statement contained herein, or in any other subsequently filed document which is deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Statement.


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

                                    SIGNATURE

      In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         MICRO INTERCONNECT TECHNOLOGY, INC.
                                         (Registrant)


                                         By: /s/ Kevin R. Keating
                                             --------------------
                                             Name:Kevin R. Keating
                                             Title:President and Secretary

Dated:   October 21, 2004